Filed by Genaissance Pharmaceuticals, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended and deemed filed pursuant to Rule 14a-12(b)
under the Securities Exchange Act of 1934, as amended.

Subject Company: Lark Technologies, Inc.
Commission File No. 333-112737

SEC Declares Genaissance's Registration Statement Effective

Stockholder Vote on Merger with Lark Technologies Set for April 1

For Immediate Release

        NEW HAVEN, CT., Feb. 19, 2004—Genaissance Pharmaceuticals, Inc. (Nasdaq: GNSC) today announced that the Securities and Exchange Commission has declared the registration statement on Form S-4 for Genaissance's proposed merger with Lark Technologies, Inc. effective as of February 17, 2004.

        A special meeting at which Genaissance stockholders will vote on the merger with Lark Technologies has been scheduled for April 1, 2004. A prospectus and proxy will be sent to all Genaissance stockholders of record as of February 17, 2004.

Important Information Filed with the SEC

        Investors and security holders are urged to read Genaissance's joint proxy statement/prospectus regarding the proposed merger, which contains important information about the transaction. The joint proxy statement/prospectus has been filed with the SEC. Investors and security holders may obtain a copy of the joint proxy statement/prospectus and other documents filed by Genaissance with the SEC free of charge at the SEC's website at http://www.sec.gov or at the public reference facilities maintained by the SEC at: Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Genaissance by contacting Ms. Marcia Passavant at (203) 773-1450.

        Genaissance and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the special interests of the directors and executive officers of Genaissance in the transaction described herein is included in the joint proxy statement/prospectus.

About Genaissance

        Genaissance Pharmaceuticals, Inc. is a world leader in the discovery and use of human gene variation for the development of a new generation of DNA-based diagnostic and therapeutic products. Genaissance markets its technology, clinical development skills and pharmacogenomic services to the pharmaceutical industry as a complete solution for improving the development, marketing and prescribing of drugs. Genaissance has agreements with major pharmaceutical, diagnostic and biotechnology companies. Genaissance is headquartered in Science Park in New Haven, Connecticut. Visit the company's website at www.genaissance.com.

About Lark Technologies

        Lark Technologies, Inc., based in Houston, Texas, offers genomic services for use in pharmaceutical, diagnostic and agricultural product research and development. These services include genomic data management, microarray support, quantitative PCR, genotyping, genetically-modified organism testing, and a battery of other molecular biology services which support researchers in the pharmaceutical, biotechnology and academic sectors in their attempt to understand the mechanisms of disease and to discover and develop new drugs. Visit the company's website at www.lark.com.

        This press release contains forward-looking statements. Such statements are subject to certain factors, risks and uncertainties that may cause actual results, events and performance to differ materially from those referred to in such statements, including, but not limited to, the extent to which genetic markers (haplotypes) are predictive of clinical outcomes and drug efficacy and safety, the attraction of new business and strategic partners, the adoption of our technologies by the pharmaceutical industry, the timing and success of clinical trials, competition from pharmaceutical, biotechnology and diagnostics companies, the strength of our intellectual property rights and those risks identified in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2003, as amended, and in other filings we make with the Securities and Exchange Commission from time to time. The forward-looking statements contained herein represent the judgment of Genaissance as of the date of this release. Genaissance disclaims any obligation to update any forward-looking statement.

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